UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2022

Commission File Number: 001-39543

VIA optronics AG

(Translation of registrant’s name into English)

Address

Sieboldstrasse 18

90411 Nuremberg

Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 20, 2022, VIA optronics AG announced its preliminary unaudited second quarter 2022 revenue. The Company will participate at Berenberg and Goldman Sachs Eleventh German Corporate Conference on September 21, 2022. A copy of the related press release is furnished as Exhibit 99.1 hereto.

EXHIBITS

Exhibit No.	Description
99.1	Press Release: VIA optronics AG Reports Preliminary Unaudited Second Quarter 2022 Revenue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIA optronics

Date: September 20, 2022	By:	/s/ Jürgen Eichner
	Name:	Jürgen Eichner
	Title:	Chief Executive Officer